

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

February 13, 2026

E. Will Gray II
Chief Executive Officer & Interim Chief Financial Officer
New ERA Energy & Digital, Inc.
4501 Santa Rosa Dr.
Midland,TX 79707

> **Re:  New ERA Energy & Digital, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 4, 2026**
> **File No. 333-293196**

Dear E. Will Gray II:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Liz Packebusch at 202-551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:    Katherine Terrell Frank